Ref.: File No. 82-4025

GLOBEX

GMX

Toronto Stock Exchange

SUPPL

PROCESSED
AUG 2 2 2005
THOMSON
FINANCIAL

Interim Report

Six months ended June 30, 2005

STATEMENT CONCERNING THE INTERIM FINANCIAL STATEMENTS

Management has compiled the unaudited interim financial statements as of June 30, 2005 and for the three month and six month periods ending June 30 2005 and 2004. The statements have not been audited or reviewed by the Company's auditors or any other firm of chartered accountants

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Income and Deficit

(Cdn. dollars) (unaudited)	Three months ended June 30 2005	Three months ended June 30 2004	Six months ended June 30 2005	Six months ended June 30 2004
Revenues				
Option income	$ 228,026	$ 212,500	$ 490,026	$ 531,446
Interest income	1,790	1,837	4,067	3,448
Gain on sale of marketable securities	-	6,568	-	41,523
Gain on foreign exchange translation	225	4,252	1,577	5,575
Other	4,194	23	9,227	1,123
	234,235	225,180	504,897	583,115
Expenses				
Amortization	2,385	1,307	4,770	3,220
Office and general	32,383	37,157	78,142	64,667
Professional fees and outside services	57,867	39,618	99,455	69,408
Stock-based compensation	79,500	202,950	79,500	202,950
Transfer agent fees	2,307	2,403	4,568	4,565
Travel and automotive	3,650	2,634	13,012	11,044
Write off exploration expenditures	32,590	11,967	41,844	18,062
Write down marketable securities	52,420	-	116,738	-
	263,102	298,036	438,029	373,916
Net income (loss) for the period	(28,867)	(72,856)	66,868	209,199
Deficit - beginning of period	(33,110,308)	(32,548,858)	(33,206,043)	(32,641,663)
Restatement for stock-based compensation costs	-	-	-	(189,250)
Share issue expenses	-	(1,000)	-	(1,000)
Deficit - end of period	$ (33,139,175)	$ (32,622,714)	$ (33,139,175)	$ (32,622,714)
Net income per share - basic & diluted	$ -	$ -	$ 0.01	$ 0.02
Weighted average number of common shares	13,997,934	13,502,072	13,955,736	13,493,995

Interim Consolidated Balance Sheets

(Cdn. dollars)	As at June 30 2005 unaudited	As at December 31 2004 audited
Assets		
Current		
Cash and cash restricted for flow-through expenditures (note 2)	$ 109,363	$ 393,129
Marketable securities Market value - $328,053 (December 31, 2004 - $302,543)	328,053	279,978
Receivables	277,146	152,760
Quebec refundable tax credit and mining duties refunds	178,603	126,610
Prepaid expenses	9,722	9,087
	902,887	961,564
Reclamation bonds	125,091	122,657
Equipment	25,617	29,737
Mineral properties and deferred exploration expenses	963,340	733,009
	$ 2,016,935	$ 1,846,967
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 53,604	$ 141,654
Shareholders' Equity		
Share capital		
Common shares Authorized - unlimited Issued - 14,033,538 (2004 - 13,913,538)	34,496,389	34,397,989
Share purchase warrants	53,667	53,667
Contributed surplus - stock-based compensation	552,450	459,700
Deficit	(33,139,175)	(33,206,043)
	1,963,331	1,705,313
	$ 2,016,935	$ 1,846,967

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Cash Flows

(Cdn. dollars) (unaudited)	Three months ended June 30		Six months ended June 30	
	2005	2004	2005	2004
Operating Activities				
Net income (loss) for the period	$ (28,867)	$ (72,856)	$ 66,868	$ 209,199
Adjusted for non cash items				
Amortization	2,385	1,307	4,770	3,220
Provision for loss on marketable securites	52,420	-	116,738	-
Stock-based compensation	92,750	202,950	92,750	202,950
Change in non-cash working capital	(243,560)	171,099	(429,877)	(25,764)
	(124,872)	302,500	(148,751)	389,605
Financing Activities				
Issuance of share capital	-	-	-	9,750
Share issue expense	-	(1,000)	-	(1,000)
	-	(1,000)	-	8,750
Investing Activities				
Deferred exploration expenses	(48,343)	(35,212)	(135,742)	(81,647)
Option proceeds and grants reducing mineral properties and deferred exploration expenditures	27,599	13,600	39,089	58,654
Mineral properties acquisitions	(33,208)	(21,692)	(35,278)	(31,855)
Equipment additions	(400)	-	(650)	(1,340)
Foreign exchange reclamation bonds	(1,161)	(3,572)	(2,434)	(4,940)
	(55,513)	(46,876)	(135,015)	(61,128)
Net (decrease) increase in cash	(180,385)	254,624	(283,766)	337,227
Cash - beginning of period	289,748	84,664	393,129	2,061
Cash - end of period	$ 109,363	$ 339,288	$ 109,363	$ 339,288

Interim Consolidated Statements of Deferred Exploration Expenditures

(Cdn. dollars) (unaudited)	Three months ended June 30		Six months ended June 30	
	2005	2004	2005	2004
Current Expenses				
Drilling	$ 40,716	$ 18,463	$ 101,564	$ 18,463
Prospecting	28,472	10,895	33,260	16,320
Geologist	17,450	2,088	29,437	2,088
Consulting	13,590	2,632	14,040	2,632
Mining property tax	3,263	11,092	10,537	14,577
Laboratory analysis	5,469	15	9,702	41,385
Labour	4,980	-	9,637	-
Core shack rental & storage	1,600	300	3,333	600
Reports and maps	650	1,654	727	3,347
Supplies	107	40	470	115
Gas, repairs and maintenance	32	-	229	-
Equipment rental	190	-	190	-
Transport costs	54	-	100	182
Total current expenses	116,573	47,179	213,226	99,709
Deferred exploration expenses - beginning of period	617,720	925,046	541,811	885,913
Sales, grants and/or options	(949)	(13,600)	(12,439)	(20,902)
Exploration expenses written off	(32,590)	(11,967)	(41,844)	(18,062)
Mining duty refund	(35,641)	-	(35,641)	-
Deferred exploration expenses - end of period	$ 665,113	$ 946,658	$ 665,113	$ 946,658

1. ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the recent annual consolidated financial statements as disclosed in note 2 to Globex's financial statements for the year ended December 31, 2004. These unaudited interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements and the accompanying notes included in the 2004 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2005 and the results of operations and cash flows for the three and six month periods ended June 30, 2005 and 2004.

Certain comparative figures have been reclassified to conform to the presentation adopted in 2005.

2. CASH RESTRICTED FOR FLOW-THROUGH EXPENDITURES

During the year ended December 31, 2004, the Company issued 333,334 flow-through shares with attached warrants at $0.90 per unit, $300,000. These proceeds are committed to prescribed resource expenditures. To June 30, 2005, the Company has spent $169,500 on flow-through related exploration expenditures. Marketable securities include a $92,000 interest-bearing term deposit dedicated to flow-through expenses.

3. SHARE CAPITAL, WARRANTS AND OPTIONS

SHARE CAPITAL

Authorized: Unlimited common shares. No par value.

	2005		2004	
Balance, beginning of year	13,913,538	$34,397,989	13,455,204	$34,160,266
Stock options exercised for cash	-	-	35,000	9,750
Private placement - flow-through shares	-	-	333,334	300,000
Private placement - Wood acquisition	120,000	98,400	90,000	74,700
Share purchase warrants	-	-	-	(53,667)
Tax benefits renounced - flow-through	-	-	-	(93,060)
Balance, end of year	14,033,538	$34,496,389	13,913,538	$34,397,989

Globex continued its option to acquire the Wood gold property. The second year option payment was $30,000 and 120,000 Globex shares, valued at $94,800.

WARRANTS	Number of Warrants	Valuation $	Exercise price	Expiry date
	333,334	53,667	$1.25	December 15, 2005
	230,768	-	1.95	December 30, 2005
	564,102	53,667		

3. **SHARE CAPITAL, WARRANTS AND OPTIONS - continued**

OPTIONS	Number of Options	Weighted Average Exercise Price per Share
Balance, beginning of the year	2,053,000	$ 0.39
Options granted	175,000	0.75
Balance, end of the period	2,228,000	0.42

For the six months period ended June 30, 2005, the Company granted 175,000 stock options with an average fair value of $0.53 to its independent directors and a non-employee. Using the Black-Scholes option pricing model and the following assumptions: risk free interest rates of 4.50%; expected volatility of 100%; expected life of 4 years and expected dividend yield of 0%, the fair value of $92,750 has been recognized in the Company accounts.

The Black-Scholes option pricing model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

The following table summarizes information about the stock options outstanding and exercisable at June 30, 2005.

Range of Prices	Number of Options Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price
$0.20 - 0.34	1,753,000	6.26	$0.30
$0.70 - 1.00	425,000	6.42	$0.77
$1.50	50,000	0.83	$1.50

4. **RELATED PARTY TRANSACTIONS**

In 2005, the Company made payments to two shareholders, both officers and directors of the Company, and to a company controlled by a shareholder. $79,000 (2004 - $54,243) was included in Office and general and Professional fees and outside services, for services rendered. $10,500 and 42,000 Globex shares, valued at $33,180, received as partial consideration for acquisition of the Wood Gold property, was included in Mineral properties and deferred exploration expenses. At June 30, 2005, accounts payable included $7,558 due to related parties. These transactions are in the normal course of business and are measured at the exchange amount being the amount of consideration established and agreed to by the parties.

5. **JOINT VENTURE PROJECT**

$280,000 was spent to date in 2005 on the Wood - Pandora gold property drill program. The 3rd phase of drilling, with a budget of $150,000, is scheduled for fall 2005. Each partner reports his respective share of expenditures.

In 2004, the Company entered into a joint venture agreement with Queenston Mining Inc. Under the agreement, the Partner's effectively pooled the Company's Wood gold mine claims and Queenston's adjacent Pandora gold property claims. The Partners participate jointly in exploration, development and mining of mineral resources within the properties, with Globex as operator.

6. **WOOD GOLD MINE PROPERTY ACQUISITION**

Globex continued the Wood property option. The second year option payment was $30,000 and 120,000 Globex shares, valued at $94,800, bringing the total acquisition cost to date to $223,100.

In January 2003, the Company acquired a 50% interest in the Wood Gold property, Cadillac township, Quebec. The 50% interest in the Wood Gold property was transferred at no cost to the Company by a prospecting group

6. WOOD GOLD MINE PROPERTY ACQUISITION - continued

of which Géoconseils Jack Stoch Ltée ("GJSL") is a member. GJSL, which holds more than 10% of theCompany's outstanding common shares, is a private company wholly owned by Jack Stoch, the President and a director of the Company. After the transfer to the Company, GJSL held a 17.5% undivided interest in the Wood Gold property.

On May 1, 2004, the Company, as project manager for the Wood Gold property, was granted an option to acquire the remaining 50% of the property from the prospecting group, for: (i) $150,000; (ii) 660,000 common shares of the Company, 60,000 of which are due upon a production decision; and (iii) a 2% net smelter royalty. The option payments to be made by the Company are due over a four-year period. Under the terms of the agreement, the Company may purchase one-half of the net smelter royalty for $750,000 at any time prior to a production decision. The first payment made to the prospecting group by the Company consisted of $20,000 and 90,000 common shares of the Company. The May 2004 transaction was approved by the independent members of the board of directors of the Company and all applicable regulatory approvals were obtained.

7. COMMITMENTS

The Company has no current commitments other than declared in note 2.

GLOBEX MINING ENTERPRISES INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

For the six (6) month period ended June 30, 2005

Managements Discussion and Analysis of Financial Results for the six month period ended June 30, 2005 should be read in conjunction with the Company's unaudited June 30, 2005 and audited December 31, 2004 financial statements and their notes. All Globex information including the AIF and press releases are available on SEDAR and on the Company website at www.globexmining.com.

Globex, a Canadian mining exploration company, is the owner of over 60 exploration properties, none currently in production. Optioning exploration properties is one of the strategies Globex employs to manage its substantial mineral portfolio as well as to conserve cash. This model allows Globex to acquire hard cash while ensuring its properties are being explored and still retaining an interest in any future production. The term *option* as related to Globex property deals should be understood as follows: in exchange for annual cash and/or share payments and an annual monetary work commitment on the property, Globex grants the *Optionee* the right to acquire an interest in the *optioned* property. An agreement typically has a multiple year term with escalating annual payments and exploration work commitments. All conditions of the agreement must be met before any interest in the property accrues to the *Optionee*. Generally, the *option* contract automatically terminates if any single payment or annual work commitment is not met. Assuming all conditions of the option agreement are satisfied, Globex would retain a Net Smelter Royalty (NSR), Net Metal Royalty (NMR) or other carried interest in the property. Outright property sales also include some form of royalty interest payable when projects achieve commercial production.

In the second quarter of 2005, Globex, after repeated extensions to the Mooseland property option agreement with Azure Resources Corp., accepted return of the property due to contractual non-compliance. The Mooseland property, located in Halifax township, Nova Scotia, was subsequently optioned to Brookmount Explorations Inc. for 500,000 shares, $1,000,000 and a 1.5 % Net Metal Royalty: fulfillment of contractual obligations is pending completion of Brookmount's financing. In April 2005, Globex optioned the Russian Kid property in Dasserat township to Mirabel Resources Inc. for 1,750,000 shares, $500,000 over 2 years, and a Net Metal Royalty of 5% on the first 25,000 gold ounces and 3% on all gold ounces produced thereafter. The Mirabel deal also provides $150,000 in exploration monies to be spent by Globex on projects of its choice. The Company is in receipt of the 1,750,000 Mirabel shares, although they are not free trading until November 2005.

The Ramp gold property (Vedron Gold Inc.) option continues: At writing, receipt of the $100,000 option payment previously deferred to July 1 is subject to successful completion of a financing announced July 26. During the 1st half 2005, the Company sold its Jacobie Lake claims in BC to Consolidated Big Valley Resources Inc. for 225,000 shares and a 2% NSR. In January, Platte River Gold (US) Inc. returned the Nevada Bell Mountain gold property after completing a 4,650-foot drill program, at a cost of US$141,000.

On May 1, 2005, Globex made the 2nd year payment for acquisition of the remaining 50% of the Wood gold mine property in Cadillac township, Quebec: The payment consisted of $30,000 and 120,000 Globex shares valued at $98,400, bringing the total acquisition cost to date to $223,100. The vendors include a company, with a 35% interest in the agreement, owned by a shareholder.

To June 30, 2005, the Globex - Queenston joint venture expended $280,000 wrapping up phase 1 and carrying out phase 2 of its drill program on the Wood - Pandora gold properties in Cadillac township. Encouraged by drilling results to date, a phase 3 program, scheduled to commence in September 2005, has a combined joint venture exploration budget of $150,000. Drilling is planned to target the D Zone, south of the Wood Mine area.

At June 30, 2005, Globex had cash of $109,363 compared to $393,129 at December 31, 2004, including cash restricted for flow-through expenditures. Cash, when combined with a $92,000 interest-bearing term deposit dedicated to flow-through expenses is adequate to meet the remaining flow-through spending requirement of $130,500. With working capital of $849,283 (December 31, 2004 - $819,910), management considers the cash position adequate to meet current needs. Marketable securities, carried at the lower of cost or market, are $328,053 (2004 - $279,978): 2005 includes a $92,000 interest-bearing term deposit dedicated to flow-through expenses. Total current liabilities on June 30, 2005 were $53,604 compared to $141,654 on December 31, 2004. Globex has no long-term debt or similar contractual commitments other than $130,500,

reserved for flow-through expenditures, as disclosed previously and in note 2 to the Financial Statements. Of the $213,226 spent on mineral exploration in the 1st half 2005, $41,844 was expensed in this period while $123,302 was added to assets. Exploration spending was offset by $48,080 in credits composed of a government grant received for Deloro, the Timmins magnesium property, option revenues and a mining duty refund. Mineral property acquisitions of $133,678 include $128,400 related to the Wood gold mine property, offset by sales proceeds from the Russian Kid. Partial sales of mineral properties are accounted for by applying the proceeds from such sales to the carrying costs of the property, reducing these costs to Nil prior to recognizing any gains. Year to date net additions to mineral properties and deferred exploration expenses were $230,331. Additions to equipment to date in 2005 were $650.

Globex reported a net income of $66,868 for the first half of 2005 compared to a net income of $209,199 for the same period in 2004. Total income to June 30, 2005 was $504,897 compared to $583,115 in 2004. 2005 net revenue from Option income includes $225,000 in cash payments and $265,025, the combined valuation of shares received from Vedron Gold Inc., Consolidated Big Valley Resources Inc. and Mirabel Resources Inc. In 2005, shares received as option payments are valued based on the date of receipt, subject to a discount of up to 25% if the shares are not free trading. An unfavourable variance of $41,523 resulted from a 2004 gain on sale of marketable securities, NIL in 2005. Total expenses to June 30, 2005 were $438,029 as compared to $373,916 in 2004. Write down to marketable securities of $116,738 (2004 - nil) resulted mainly from the lack of demand for junior exploration shares and specifically to the devaluation of Azure shares reflecting its inability to secure significant financing. 2005 to date Office and general expenses at $78,142 exceed 2004 costs of $64,667 by $13,475. The increase in Professional fees and outside services by $30,047 to $99,455 over 2004 reflects an increase in compensation payments to senior executives. At $79,500, Stock-based compensation was $123,450 less than in 2004. Exploration expensed during the 1st half of 2005, $41,844, exceeded 2004 by $23,782. 1st half 2005 amortization at $4,770 was $1,550 greater than 2004.

In the 1st half of 2005, the Company made payments to two shareholders, both officers and directors of Globex, and to a company controlled by a shareholder. $79,000 (2004 - $54,243) was included in Office and general and Professional fees and outside services, for services rendered. $10,500 and 42,000 Globex shares, valued at $33,180, received as partial consideration for acquisition of the Wood gold property, was included in Mineral properties and deferred exploration expenses.

For the six months period ended June 30, 2005, the Company granted 175,000 stock options with an average fair value of $0.53 to its independent directors and a non-employee. Using the Black-Scholes option pricing model and the following assumptions: risk free interest rates of 4.50%; expected volatility of 100%; expected life of 4 years and expected dividend yield of 0%, the fair value of $92,750 has been recognized in the Company accounts. The Black-Scholes option valuation model was developed for use in estimating the fair market value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be sold or traded, thus the Black-Scholes model may misstate the value of the options that the Company has granted. The Black -Scholes model also requires an estimate of expected volatility. Historical volatility rates of the Company are used to arrive at an estimate of expected volatility. As well, the Black-Scholes model requires liquidity in the tradable shares of the Company in order to generate meaningful estimates of fair market value. The Company's common stock from time to time has experienced periods of reduced liquidity. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair market value of the Company's stock options.

In May 2005, Globex began trading on the Pink Sheets in the United States under the symbol GLBXF. Globex decided to accept the U.S. listing to facilitate trading by our American shareholders and to aid in the exposure of Globex Mining Enterprises Inc. to U.S. investors.

14,033,538 Globex shares were outstanding at June 30, 2005 compared to 13,913,538 at December 31, 2004. During the 2nd quarter 2005, Globex issued 120,000 shares to the vendors of the Wood property as partial consideration for the 2nd year acquisition payment. Globex Mining Enterprises Inc. trades on the Toronto Stock Exchange under the symbol GMX. The TSX close price for Globex shares on June 30, 2005 was $0.70 ($0.67 at December 31, 2004).

PRESS RELEASE



GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

(GMX: Toronto Stock Exchange)

14,033,538 shares issued and outstanding

Ref.: File No. 82-4025

July 18, 2005

GLOBEX ACQUIRES ADDITIONAL URANIUM PROPERTIES IN QUEBEC

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX: Toronto Stock Exchange and GLBXF: Pink Sheets - U.S.) is pleased to announce that it has acquired, by staking (certificates pending), the Calumet Uranium Deposit situated in Grand Calumet Township, Quebec, approximately 90 km west northwest of Ottawa and Hull, and two uranium showings in Joliette County, Quebec.

The Grand Calumet property is made up of 5 claims which cover an area of 216.98 hectares.

Uranium, thorium and fluorite were discovered on the property in 1953 by Calumet Uranium Mines Limited. An intense program of stripping, trenching, geology and approximately 40,000 feet of diamond drilling was completed between 1953 and 1957 resulting in the delineation of a body of fluorite, yellow mica, uraniferous thorianite, uranothorite, chondrodite and monazite within a calcareous marble.

The skarn type deposit was reported by Albarmont Inc. in their 1983 annual report to consist of a **possible resource of 1 million tons grading 0.08% U_3O_8 and 0.29% ThO_2 and from 10 to 15% fluorite.** This historical resource figure does not meet modern National Instrument 43-101 standards and much of the previous work will have to be reproduced in order to define a reserve.

The two uranium showings are the Lake Fourcet and Lake Huillier properties in Joliette County, Gatineau 062 Township, which cover pegmatite dykes containing uraninite. **Assays of up to 0.11% U_3O_8 are reported.**

Globex Mining Enterprises Inc. holds a diversified portfolio of **over 60 mineral properties** both in Canada and the U.S., including numerous gold prospects, more than 20 of which are advanced exploration projects or deposits, a number of base metal properties including drill defined sulphide copper, zinc, gold and silver deposits, two diamond projects, one molybdenum deposit, one magnesium-talc deposit, one six property uranium-gold project, one uranium-fluorite deposit and two uranium showings. Globex derives revenue and advances exploration or development through the optioning of its properties while retaining royalties on possible future production. In addition to those already under option, management is currently in discussion with several parties interested in optioning various Globex properties. The terms of such ventures and the results of ongoing work programs will be announced as the information becomes available.

We seek safe harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:
Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3
Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com